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                                April 23, 1997


Securities and Exchange Commission                       VIA EDGAR TRANSMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

                          Quorum Health Group, Inc.
                      Registration Statement on Form 8-A

Ladies and Gentlemen:

        On behalf of Quorum Health Group, Inc. (the "Company"), I hereby request that the Registration Statement on Form 8-A, filed by the Company on April 17, 1997, be withdrawn. On or about the date hereof, the Company will refile its Registration Statement on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934.


                                           Very truly yours,



                                           /s/ Gayle Jenkins
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